Imperial Oil Limited 237 Fourth Avenue SW P.O. Box 2480, Station M Calgary, AB, Canada T2P 3M9	Paul J. Masschelin Senior Vice-President Finance and Administration and Treasurer	Tel. (403) 237-4304 Fax (403) 237-2060

November 15, 2010

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:	Imperial Oil Limited

Form 10-K for the Fiscal Year ended December 31, 2009

Filed February 26, 2010

Response Letter dated May 21, 2010

Response Letter dated August 25, 2010

File No. 0-12014

Dear Mr. Schwall:

On behalf of Imperial Oil Limited, please find enclosed our responses to your comments regarding the above filing set forth in your letter of October 13, 2010. We appreciate your agreement to extending the timing of our responses pursuant to the October 20, 2010 letter from Mr. Sean Carleton to Mr. John Lucas. Our responses are numbered to correspond to the numbered comments in your letter.

If you desire clarification of our responses, please direct any questions to Mr. Sean Carleton, Controller, at 403-237-3825.

Yours truly,

/s/ P.J. Masschelin

Attachment

Imperial Oil Limited’s Response to the

Comments Included in the SEC Letter of October 13, 2010

Form 10-K for the fiscal year ended December 31, 2009

1.	We remind you of comment 2 from our letter to you dated July 16, 2010. If you amend the 2009 Form 10-K for any reason, please provide all the required disclosure referenced by that prior comment.

We will provide all disclosure required under Item 401 of Regulation S-K if we amend the 2009 form 10-K for any reason.

Financial Statements, page 78

Notes to Consolidated Financial Statements, page 83

Note 1 – Summary of Significant Accounting Policies, page 83

Property, plant and equipment, page 84

2.	Your response to prior comment number 3 from our letter dated July 16, 2010 indicates, in part, that you have a well established and structured capital investment, endorsement, and approval process for all of your projects, including oil sands mining projects and other oil and gas projects. Describe to us this process in reasonable detail, including the provisions authorizing management to make decisions to proceed with the development of projects. Clearly explain the role of the board of directors in the process. Indicate the point during this process at which you establish proved reserves.

Your response to prior comment number 3 also indicates that, for large and complex projects such as the Kearl project, there may be several management funding commitment milestones where early expenditures are required in advance of the booking of proved reserves and the final approval of the total project. With respect to the Kearl project, describe for us the material funding commitment milestones up to and including the final approval of the project. Explain the nature, timing, and amount of the action or activity associated with each milestone. Also, explain which milestones had been achieved as of December 31, 2008 and May 25, 2009. As part of your response, clearly explain how the board approval announced on May 25, 2009 related to the approval process.

Imperial Oil has a well established and structured capital investment endorsement and approval process for all of its projects, including oil sands projects. A project normally proceeds through a prescribed series of decision “gates”. Gates require senior management approval to proceed through and are associated with significant commitment, funding, and resource allocations. Each gate decision is supported by gate-specific deliverables and reviews. In addition, there are check points between gates that are used to assess readiness to proceed with a major activity. Depending on size and complexity, a project may have a single management commitment for funding, or if it is large and complex, there may be several management funding commitment milestones where early expenditures are required (e.g. detailed engineering design, long-lead time equipment needs, pipelines, etc.).

The principal role of the board of directors in the capital investment endorsement and approval process is to review and approve individual capital budget additions or expenditures that are material to the company. Senior management review and approval (consisting of the chief executive officer, the upstream senior vice-president and the finance and administration senior vice-president) is required for individual upstream capital budget additions or expenditure proposals that are less significant.

Industry Guide 7 states that reserves are the part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Proven reserves are those whose quantity, quality and geologic character are so well defined that size, shape, depth and mineral content of reserves are well-established.

The company’s capital investment endorsement and approval process does not explicitly define a point in a project’s timeline where proved reserves will be booked. The booking of proved reserves is based on a careful assessment of all of the following factors: the degree of commitment, including financial commitment, by the company to develop the project; the maturity of the development concept and execution plan; the degree of certainty regarding the reserves assessment; alignment with co-venturers and governments regarding the bases on which the project will proceed; the degree of confidence in market access for the hydrocarbons; the adequacy of projected future economic benefits versus corporate objectives and the availability of project financing.

With respect to the Kearl project, the following principal funding commitment milestones clearly show that the project met the Industry Guide 7 requirements for the booking of proven reserves in 2008:

Timeline	Milestones

July 2006

Gate approval by senior management

•   Resource assessed and defined

•   Specific design concept selected for development of Kearl

•   Initial project plan established with estimated costs and schedule

•   Project economics assessed

October 2006	Advanced commitment no.1 (CAD 60 million) approved by senior management to secure regulatory approval and further define the project with front-end engineering design

August 2007

Front-end engineering design check point achieved and advanced commitment no. 2 (incremental CAD 200 million) approved by the board of directors to complete project definition

•   Regulatory approval secured

•   Optimization of the design concept, including technical scope definition, completed

•   Bitumen market opportunities defined

•   Execution, mining and operational plans enhanced with costs and schedule estimates updated

•   Project economics updated

August 2008

Gate approval by senior management

•   Final project design completed, ready for detailed engineering

•   Final project plan for execution, including construction, completed. Primary operating and construction permits secured.

•   Critical path field work commenced

•   Long lead time procurement process initiated

•   Transportation and marketing plans advanced

•   Costs and schedule estimates updated

•   Negotiations with certain pipeline companies and several engineering, procurement and construction contractors and suppliers actively underway, the completion of which would serve to finalize the project cost estimate

September 2008

Based on August 2008 gate approval, advanced commitment no. 3 (incremental CAD 500 million) reviewed and approved by the board to progress the project. Forward development efforts would focus on:

•   Detailed engineering, including detailed construction plans and engineering plans for the procurement of long lead time equipment

•   Completion of pipeline arrangements and major execution contracts

October and November 2008	Status update of the Kearl project with the board. Advised the board that Kearl proved reserves were expected to be booked for 2008 year-end reporting, based on management’s assessment of the extent to which the Kearl project met the afore-mentioned proved reserves booking factors.

February 16, 2009	Press release on 2008 year-end reserves with special mention of the Kearl addition reviewed and approved by the board and issued. This press release was filed as a Form 8-K on February 18, 2009.

February 24, 2009	Board reviewed and approved Imperial’s 2008 year-end reserves for regulatory filing. The board was advised that the reserves complied with SEC rules and how the addition of Kearl proved reserves met the SEC’s proved reserves booking criteria.

February 27, 2009	Form 10-K with 2008 year-end reserves data filed

April 2009	Status update of the Kearl project with the board.

May 25, 2009	Board approved final internal budget figures (see response to Comment No. 3 for additional information). News release filed as a Form 8-K on May 26, 2009.

3.	Tell us whether, as of December 31, 2008, management required any additional authorization or approval from the board of directors before it could undertake and complete any and all steps, actions, or activities necessary to fully explore, develop, and produce phase one of the Kearl project.

By 2008 year-end, with final project design and final project plan for execution, including construction, approved and three advanced commitments approved, Imperial had spent or committed about CAD 800 million on the Kearl project. This level of project progress and expenditure was judged to be sufficient to book proved reserves as the project had full commitment to proceed. However, because discussions of commercial terms with certain pipeline companies and several engineering, procurement and construction contractors and suppliers for the project were still underway, certain project cost figures could not be finalized until the completion of these negotiations in the second quarter of 2009. As a result, while the company’s commitment to the project was already well established, it was necessary for the board to take further action in May 2009 to approve the final budget amounts.

4.	Clarify for us whether reserves reported in connection with the Kearl project as of December 31, 2008 included only quantities attributable to phase one of the project.

Yes, proved reserves reported in connection with the Kearl project as of December 31, 2008 included only quantities attributable to phase one of the project.

5.	We note your response to our prior comment number four and are not in a position to agree that it is appropriate to capitalize expenditures incurred in the exploration stage. As indicated in the Industry Guide 7, a project is considered to be in the exploration stage until such time as reserves are established. Costs incurred during the exploration stage are considered to be exploration expenses, regardless of the nature of the activity underlying the expenditures. In this regard, please note that in the absence of reserves, we do not believe there is sufficient basis to support a conclusion of probable economic benefit. We are also not in a position to agree with your analogy to ASC 932 for mining activities and do not believe it is appropriate to analogize to industry-specific guidance for activities outside of the scope of that guidance.

We note that there is no specific accounting guidance regarding the capitalization of mining activities in Industry Guide 7 nor is there any in the Accounting Standard Codification 930.

We believe the accounting for project expenditures should be based on the nature of costs incurred and management’s intent to develop the project. As such, the costs of certain activities conducted during the initial assessment of the development of a potential resource, including evaluation of various design concepts and economic feasibility studies, should be expensed as incurred as there is no future economic benefit to be directly derived from these activities.

Following selection of a design concept, there are activities that may be capitalized prior to the booking of proved reserves. These activities generally involve front-end engineering design, infrastructure activities and the acquisition of long lead time equipment. Future economic benefits are probable from these activities as they represent the early stages of the building of a group of integrated assets that are expected to receive appropriate funding approval.

We also note that as of December 31, 2009, and through year-to-date 2010, the company’s oil sands expenditures capitalized prior to booking proved reserves were de minimis.